March 18, 2011

VIA EDGAR AND FAX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-167566)

Ladies and Gentlemen:

International Isotopes Inc. (the "Company") hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), that the registration statement on Form S-3, including all exhibits thereto (File No. 333-167566, as amended), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on June 16, 2010 and the accompanying prospectus supplement (the “Supplement”) filed pursuant to Rule 424(b)(2) of the Securities Act on February 25, 2011 (collectively, the "Registration Statement") be withdrawn effective immediately.

At this time, due to the current conditions of the public capital markets, the Company has determined not to proceed with the public offering contemplated by the Supplement.  Additionally, the Company has determined that it is unlikely that it will meet the eligibility requirements for use of Form S-3 upon the filing of its Annual Report on 10-K for the year ended December 31, 2010.  No securities under the Registration Statement have been sold. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (b) of Rule 477.  The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Although no decision has been made at this time, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Should you have any questions regarding this matter, please contact Sonny Allison of Perkins Coie LLP, the Company’s outside counsel, at (303) 291-2314.  Thank you for your assistance.

Very truly yours,
/s/ Laurie McKenzie-Carter
Chief Financial Officer
International Isotopes Inc.